Press Release

InBev nv/sa

Brussels, 28 February 2008 – 1/20

RECEIVED
MAR -4 A 8:51

[redacted]

...tion constitutes regulated information as defined in the Royal Decree of ...garding the duties of issuers of financial instruments which have been ...n a regulated market.*

08001061

SUPPL

Continued Delivery of Strong Growth and Value Creation

InBev (Euronext: INB), the world's leading brewer, announced today its results for the full year 2007 (FY07) and fourth quarter 2007 (4Q07):

- **Beer volume growth:** beer volumes rose 4.7% for the full year, year-on-year (yoy), with volume growth in most Zones. In the fourth quarter, beer volumes grew 4.3% organically.
- **Revenue up:** revenue increased by 7.2% for the year, as a result of higher volumes and an increase in revenue per Hl of 1.9%, or +3.6% eliminating the impact of the change in geographic mix. 4Q07 revenue was up 7.8%, as the result of 2.1% higher revenue per Hl and increased volumes. Excluding the impact of the change in geographic mix, revenue per Hl would have increased +3.8%.
- **Control of cost and expenses:** despite some input cost increases, consolidated cost of sales (CoS) per Hl for the full year was only 2.0% above 2006, below the average inflation in our geographies. This result was supported by a limited increase of 0.4% in CoS per Hl for the 4Q07, yoy. A decrease of 2.1% in group operating expenses for the year, and 7.7% for the quarter, mainly due to lower overhead costs, is evidence that the group benefits from an ownership mindset which delivers ongoing efficiency improvements.
- **EBITDA growth and continued margin expansion:** 2007 normalized EBITDA increased by 16.5%, resulting in a 34.6% EBITDA margin, an organic increase of 274 basis points. Fourth quarter normalized EBITDA growth was 23.9%, and the EBITDA margin was 37.8%, which represents an organic margin expansion of 482 basis points.
- **Net profits grew double digits:** normalized profit attributable to equity holders of InBev for 2007 of 1 863 million euro was 22.4% higher than 2006.
- **Significant improvement of cash flow:** cash flow from operating activities rose 23.6% to 4.1 billion euro, due to higher profit and improved working capital management, reflecting our efforts to further enhance cash flow and working capital management.
- **Returning cash to shareholders:** InBev paid out a total of 2.5 billion euro during 2007. This consists of acquiring 600 million euro of InBev shares and 1 129 million euro of AmBev shares through share buyback programs, as well as paying 435 million euro in dividends to InBev shareholders, and 333 million euro to minority shareholders, mainly AmBev minority shareholders. The InBev board proposes to pay a dividend of 2.44 euro per share (last year: 0.72 euro per share), subject to shareholder approval.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Figure 1: Consolidated performance (million euro)	**FY07**	**FY06**	**Organic growth**
Total volumes (thousand Hls)	270 611	246 529	5.2%
Beer volumes	229 978	211 595	4.7%
Non-beer volumes	40 634	34 934	8.6%
Revenue	14 430	13 308	7.2%
Gross profit	8 494	7 831	7.1%
Normalized EBITDA	4 992	4 239	16.5%
Normalized EBIT	3 920	3 223	20.4%
Profit attributable to equity holders of InBev (normalized)	1 863	1 522	
Profit attributable to equity holders of Inbev	2 198	1 411	
Normalized earnings per share (euro)	3.05	2.50	
Earnings per share (euro)	3.60	2.32	
Margins			
Gross margin	58.9%	58.8%	-4 bp
Normalized EBITDA margin	34.6%	31.9%	274 bp
Normalized EBIT margin	27.2%	24.2%	295 bp

InBev's FY07 and FY06 numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million euro. To facilitate the understanding of InBev's underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start up or termination of activities, or the transfer of activities between segments.
Whenever used in this document, the term "normalized" refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the company's performance. Values in the figures and annexes may not add up, due to rounding. EPS based upon weighted average of 610 (4Q07 and FY07) and 608 (4Q06 and FY06) million ordinary shares outstanding.

MANAGEMENT COMMENTS

2007 has been the third full year of InBev. In 2007 we grew EBITDA by 16.5%, and delivered an EBITDA margin of 34.6%, an increase of 274 basis points on an organic basis compared to 31.9% in the previous year.

During the first three years of InBev, our EBITDA margin has demonstrated consistent evolution from 26.1% in 2004 (pro forma), 28.6% in 2005, 31.9% in 2006, to 34.6% in 2007. Our EBITDA grew at a compounded annual growth rate of 16.2% for these first years.

In 2007, our EBITDA margin grew in five out of six Zones:

- North America: up to 38.2% or 173 bps organically
- Latin America North: up to 47.3% or 344 bps organically
- Latin America South: up to 40.3% or 244 bps organically
- Central & Eastern Europe: up to 23.6% or 173 bps organically
- Asia Pacific: up to 26.5% or 88 bps organically
- Western Europe: down to 22.3% or -9 bps organically.

Consolidated volumes grew by 5.2% in 2007, with growth of 4.7% for beer, and 8.6% for soft drinks. However our own beer volumes increased by 5.0% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Our volumes in Latin America North, Latin America South, and Central & Eastern Europe were strong, and above our overall average. Three main issues diluted our overall volume performance in 2007: our market share performances in China and the UK (the only Western European market where we lost share) and industry contraction in Western Europe.

With respect to costs, cost of sales per hectoliter grew by 2.0% versus average inflation of 4%, as effective productivity programs enabled us to partially offset commodity and general inflationary pressures.

Operating expenses decreased by 2.1%, which once again confirms the power of our Zero-Based Budgeting cost management approach, a way of life prevalent throughout the company.

In terms of cash from operations, 2007 saw growth from 3 287 million euro to 4 064 million euro, or an increase of 777 million euro, of which 270 million euro was an improvement in working capital.

<u>*Priorities for 2008*</u>

For 2008, we will continue to work on the hallmarks of our business model: our Dream/People/Culture platform, market execution capabilities, brand building skills, and strict cost control.

Dream/People/Culture

Our dream is to become 'the best beer company in a better world'. We use the term 'better world' to articulate our belief that if we are to become the best beer company measured by profitability, we must work hard internally as well as externally.

Internally, our aim is to continue to build and grow our brands whilst becoming more efficient in everything we do-year in, and year out.

Externally, we are committed to working with all relevant stakeholders to ensure our company and industry supports and promotes responsible drinking and environmental initiatives.

Talented people continue to represent our most important, and indeed only, sustainable competitive advantage. Our ownership culture unites our people providing the necessary energy, commitment and alignment to support the pursuit of our dream.

Market execution

In our industry, execution is what differentiates great companies from good companies, and we will continue to build these skills in order to differentiate ourselves in the market place. We still have opportunities in some of our Zones to enhance our in-market discipline.

Brand building capabilities

Brand building provides the content for market execution. The commercial section of our annual report features examples of brand development success stories from 2007. Beck's Vier in the UK, Bohemia in Brazil, Cass in South Korea, Sedrin in China, Chernigivske in the Ukraine, Quilmes Stout in Argentina, and Stella Artois in the U.S. are just some examples of positive brand development. We are committed to learn from these successes and replicate best practices throughout our company.

Strict cost control

Cost control remains an essential pillar of our business, and could make an even bigger difference going forward in an environment in which commodity prices are on the rise and inflation is predicted to increase.

"In summary, 2007 was a good year for our company. We know we still have much to do to deliver on our dream of being the best beer company in a better world. Going forward into 2008, we at InBev are excited by and committed to the prospect of realizing another step in pursuit of our dream", said Carlos Brito, InBev's CEO.

FULL YEAR VOLUMES

Figure 2. Volumes (thousand Hls)

	FY06	Scope	Organic growth	FY07	Organic growth
North America	14 342	-1 710	-60	12 572	-0.5%
Latin America - North	94 586	931	5 361	100 877	5.7%
Latin America - South	22 566	5 833	2 125	30 524	9.7%
Western Europe	39 147	-1 218	-1 861	36 068	-4.9%
Central & Eastern Europe	43 201	0	5 936	49 137	13.7%
Asia Pacific	30 924	4 375	1 081	36 380	3.6%
Global Export & Holding Companies	1 763	3 095	195	5 054	4.0%
Worldwide	**246 529**	**11 306**	**12 777**	**270 611**	**5.2%**

Consolidated volumes grew 5.2% for the full year 2007, as beer volumes rose 4.7% and non-beer volumes were 8.6% higher. However our own beer volumes increased by 5.0% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Beer growth was driven by our operations in Latin America North and South, Central & Eastern Europe, as well as Asia Pacific.

North America recorded a limited volume decrease of 0.5% for FY07, with a positive performance in the second half of the year. Volumes in Canada declined 1.4% on an organic basis. Next to this organic result, starting in April our Canadian performance benefited from the addition of the Lakeport brands to our portfolio, and these brands grew throughout the year. In the US, the volume performance of our Canadian brands improved since the second quarter. This result confirms our decision to retain an organization focused on selling these brands, following the agreement with Anheuser-

Busch ("A-B") in which A-B is responsible for the distribution of our European import brands in the US.

2007 marked the first year of A-B importing our European brands for the US market. We saw improvements in shipments after the resolution of early transition challenges, and Stella Artois continued its very strong growth.

In **Latin America North**, volumes rose by 5.7% (beer up 5.1%; non-beer up 7.2%). Beer volumes in Brazil increased 5.6%, and our market share for the full year was 67.8%, including nine months of sequential market share gain. The beer volumes of the other countries of the Zone were down 4.9%, a result which is entirely attributable to much lower industry volumes in Venezuela, where the company grew market share.

Volumes grew by 9.7% in **Latin America South** (beer up 6.8%; non-beer up 14.3%), as Argentina, Bolivia and Uruguay presented solid volume increases. These increases were supported by the ongoing growth of our premium brands in this Zone.

Against the background of lower industry volumes in **Western Europe**, our total volumes declined 4.9%; however, branded beer volumes were down somewhat less, by 4.4%. Beer volumes in the UK declined 10.3% for the full year, resulting in share loss in a market which was lower than last year. German beer volumes were down 3.8%, resulting in a stable market share for the year. In Belgium, despite a beer volume decrease of 1.5%, our market share grew. Consistent with previous results, apart from the UK we grew or maintained market share in all main Western Europe markets for 2007.

Solid volume growth of 13.7% was achieved in **Central & Eastern Europe**. Volumes increased by 16.5% in Russia, leading to increased market share and we achieved an improved product mix. Ukraine volumes rose 19.3% and we continued to hold clear market leadership. Central European operations achieved higher volumes with good share gains in nearly all markets.

Asia Pacific volumes increased by 3.6% during 2007. In China, organic volume growth was 3.0%, which was lower than the market. The Sedrin business continued to perform well, while the business focused on implementing best practices designed to improve results across our operations. In January 2008 InBev reached an agreement with its partner in InBev Shiliang (Zhejiang) Brewery to increase InBev's stake in this business to 100% and assume full control after the approval of the relevant authorities. This important step will enable InBev to strengthen its position in the Zhejiang province in China. Volumes were 5.7% ahead in South Korea, supported by good growth of our brand Cass, and resulting in higher market share.

GLOBAL BRAND DEVELOPMENT

InBev's global brands increased 3.2% in 2007. Brahma® volumes rose 4.9% due primarily to good volumes in Brazil. While Stella Artois volumes declined by 2.4%, this was entirely due to lower volumes in the UK, partly offset by strong volume growth in the US, Eastern Europe and Latin America. Beck's® delivered 4.3% volume growth, with significant contributions from the UK and Central & Eastern Europe. Continued good growth in Western Europe and North America led to 10.2% higher volumes of Leffe®.

INCOME STATEMENT - FY07

Figure 3. Consolidated Income Statement (million euro)	FY06	Scope	Currency translation	Organic growth	FY07	Organic growth
Revenue	**13 308**	**262**	**-90**	**950**	**14 430**	**7.2%**
Cost of sales	-5 477	-114	53	-397	-5 936	-7.3%
Gross profit	**7 831**	**148**	**-38**	**553**	**8 494**	**7.1%**
Distribution expenses	-1 551	-44	17	-136	-1 713	-8.8%
Sales & marketing expenses	-2 115	-48	16	12	-2 134	0.6%
Administrative expenses	-1 075	-20	4	102	-990	9.5%
Other operating income/expenses	133	5	5	119	263	83.0%
Normalized profit from operations (normalized EBIT)	3 223	42	5	650	3 920	20.4%
Non recurring items above EBIT	-94				374	
Net financing costs	-472				-598	
Share of results of associates	1				1	
Income tax expense	-531				-649	
Profit	**2 126**				**3 048**	
attributable to equity holders of InBev	1 411				2 198	
attributable to minority interests	715				849	
Normalized EBITDA	**4 239**	**68**	**-9**	**694**	**4 992**	**16.5%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in FY07 was +374 million euro on EBIT and +332 million euro on EBITDA, while it was -94 million euro on EBIT and -16 million on EBITDA in FY06.

Revenue – Consolidated revenue grew by 7.2% (950 million euro) to 14 430 million euro. All operational Zones generated higher revenue per Hl, evidence that the company's ongoing efforts to improve it's product mix is paying off.

Revenue per Hl increased by 1.9% yoy on a consolidated basis. On a constant geographic basis, i.e. eliminating the impact of faster growth in countries with lower revenue per Hl in euro, revenue per Hl would have grown 3.6% organically.

Cost of Sales (CoS) – Consolidated CoS was 5 936 million euro in 2007, an increase of 7.3% (397 million euro), yoy. On a per Hl basis, cost of sales for the full year was 2.0% higher, yoy, as the company continued to benefit from the successful implementation of supply chain efficiency programs, as well as a strong risk management approach. On a constant geographic basis, the organic increase in cost of sales per Hl would have been an estimated 3.9%.

Operating Expenses – Operating expenses, which are distribution expenses, sales and marketing expenses, administrative expenses and other operating income/expenses, totaled 4 574 million euro for 2007, or an organic decrease of 2.1% (97 million euro) compared to 2006.

Distribution expenses grew 136 million euro (8.8%), due to the combination of higher volumes and the impact of increased transport costs in some operations. At a group level, sales and marketing expenses were 12 million euro lower (0.6%). This overall result reflects the achievement of important savings in non-working sales and marketing expenses, as well as the impact of a changed business model for the import of our European brands into the US. Since February 2007, A-B bears the sales and marketing costs for our European imports. Overhead costs were contained during the year, decreasing by 102 million euro (9.5%), partly impacted by a higher accrual for bonus payments in 2006, as well as confirming that strong cost management continues as part of our company culture.

Other operating income/expenses improved by +119 million euro for the full year compared to the previous year. The main drivers were increased fiscal incentives in Latin

America North, the release of provisions in Western Europe, gains on sales of assets in Europe and increased royalties related to the import agreement with Anheuser-Busch.

EBITDA – 2007 normalized EBITDA of 4 992 million euro represented 16.5% organic growth (up 694 million euro), with all Zones except Western Europe growing EBITDA.

- North America had an EBITDA of 597 million euro (+5.6% / up 32 million euro), due principally to tight management of costs
- Latin America North EBITDA was 2 318 million euro (+20.9% / up 390 million euro), arising from healthy top line growth and focused cost control
- Latin America South delivered EBITDA of 405 million euro (+29.1% / up 79 million euro), driven by a strong rise in revenue and limited expense growth
- Western Europe EBITDA was 771 million euro (-3.9% / down 31 million euro), impacted by lower volumes and higher cost of sales, partly offset by good fixed cost management. Excluding the UK, EBITDA grew more than 7% despite a lower industry and increased input costs.
- Central & Eastern Europe grew EBITDA to 520 million euro (+32.3% / up 128 million euro), due to strong top line growth, partly offset by higher distribution and commercial expenses
- Asia Pacific increased EBITDA to 263 million euro (+11.9% / up 27 million euro), with higher revenue partly offset by increased sales and marketing expenses
- Global Export & Holding Companies EBITDA was 118 million euro (up 69 million euro), mostly explained by the impact of changing to a different business model for our European imports into the USA

The consolidated EBITDA margin for the full year 2007 was 34.6% (2006: 31.9%). EBITDA margin expansion was 274 basis points; organic expansion was also 274 basis points. There was a negative currency translation impact of 9 million euro for 2007 (2006: positive impact of 238 million euro).

Non-recurring items – Non-recurring items for FY07 resulted in a net non-recurring gain to profit from operations of 374 million euro. This gain is mainly due to the sale of Belgian and Dutch real estate assets, which resulted in a gain before taxes of 357 million euro.

Profit – Normalized profit attributable to equity holders of InBev for FY07 was 1 863 million euro (normalized EPS 3.05 euro), up 22.4% yoy. Reported profit attributable to equity holders of InBev for 2007 was 2 198 million euro, and was impacted by the following:

- *Net financing costs*: 598 million euro, an increase of 125 million euro. This increase is driven mainly by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 2007 average net debt in comparison to the mix in 2006
- *Income tax expense:* 649 million euro (effective tax rate of 17.6% for 2007 vs. 20.0% in 2006). The decrease in the 2007 effective tax rate is explained by the fact that the company continues to benefit at AmBev level from the impact of interest on equity payments, by tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. In addition the effective tax rate was positively impacted by the low taxed capital gains on the sale of real estate to Cofinimmo, and by the recognition of a deferred tax asset on a US tax loss carry forward. Excluding the impact of

this non-recurring capital gain, other non-recurring items and the recognition of the deferred tax asset in the US, the effective tax rate of the company would have been 19.7%.

- *Profit attributable to minority interests:* 850 million euro (715 million euro in FY06) The increase in profit attributable to minority interest of 135 million euro is mainly triggered by increased profit at AmBev level, partly offset by a decrease of the minority stake following the execution of the AmBev share buy back programs

4Q07 PERFORMANCE REVIEW

Figure 4: Consolidated performance (million euro)

	4Q07	4Q06	Organic growth
Total volumes (thousand Hls)	72 325	68 514	5.7%
Beer volumes	59 793	57 437	4.3%
Non-beer volumes	12 533	11 077	12.9%
Revenue	3 881	3 590	7.8%
Gross profit	2 309	2 090	9.1%
Normalized EBITDA	1 467	1 175	23.9%
Normalized EBIT	1 193	894	31.9%
Profit attributable to equity holders of InBev (normalized)	581	433	
Profit attributable to equity holders of Inbev	900	371	
Normalized earnings per share (euro)	0.95	0.71	
Earnings per share (euro)	1.48	0.61	
Margins			
Gross margin	59.5%	58.2%	69 bp
Normalized EBITDA margin	37.8%	32.7%	482 bp
Normalized EBIT margin	30.7%	24.9%	548 bp

4Q07 VOLUMES

Figure 5. Volumes (thousand Hls)

	4Q06	Scope	Organic growth	4Q07	Organic growth
North America	3 627	-510	42	3 159	1.4%
Latin America - North	28 351	369	2 624	31 344	9.3%
Latin America - South	9 172	-247	907	9 832	10.2%
Western Europe	9 878	-426	-557	8 895	-5.9%
Central & Eastern Europe	9 703	0	942	10 645	9.7%
Asia Pacific	7 371	-228	-17	7 126	-0.2%
Global Export & Holding Companies	411	1 008	-96	1 324	-6.8%
Worldwide	**68 514**	**-33**	**3 844**	**72 325**	**5.7%**

Total consolidated volume in 4Q07 was 5.7% higher, yoy, with beer up 4.3% and non-beer up 12.9%. However our own beer volumes increased by 5.0% as a result of our strategy to focus on building branded volumes, while reducing private labels and other, lower margin beer volumes. Growth drivers of this performance were Central & Eastern Europe, Latin America North and South, as well as North America.

In **North America**, volumes grew by 1.4% in 4Q07 against a challenging comparable figure in 4Q06. Canadian volumes were essentially unchanged, organically, while shipments of our Canadian brands in the US were 3.8% ahead of last year.

Latin America North had a very solid quarter, with volume growth of 9.3% (beer up 8.0%; non-beer up 12.7%). Brazil beer volumes increased 7.9%, and our other markets in this Zone were up by 8.9% with nearly all markets above last year.

Volumes in **Latin America South** rose 10.2% (beer up 7.6%; non-beer up 14.6%), as a result of growth in most countries of the Zone.

Western Europe volumes were down 5.9%. UK beer volumes dropped 10.8%, leading to some share loss in a market which was down versus previous year. Beer volumes in Germany were 4.7% lower, resulting in a stable share for the quarter and the year. Volumes in Belgium decreased 0.3% yoy, less than the industry decline, leading to share gains in the quarter and the year. Apart from the UK, the company maintained or grew share in our main WE markets.

The **Central & Eastern Europe** Zone grew further, and was up 9.7% for 4Q07, yoy. Russian volumes were +16.9% higher, in Ukraine they were 11.9% up while in Central Europe, volumes were in line with last year.

Asia Pacific recorded a 0.2% decrease in volumes in the fourth quarter, yoy. Chinese volumes were 1.0% lower against double digit growth in the previous year. South Korea had volume growth of 2.5%, confirming that our efforts to achieve healthy top line growth are having an impact.

GLOBAL BRAND DEVELOPMENT

Volumes of the global brands rose 6.3% in the 4Q07. Brahma volumes were 10.1% higher, driven by good growth across Latin America. Volumes of Stella Artois were lower in Western Europe, and increased in North America and Latin America South; combined, this led to a 2.4% decrease yoy. Growth of Beck's volumes was 2.8%, while Leffe grew 14.4% compared to last year.

INCOME STATEMENT – 4Q07

Figure 6. Consolidated Income Statement (million euro)

	4Q06	Scope	Currency translation	Organic growth	4Q07	Organic growth
Revenue	**3 590**	**-12**	**24**	**279**	**3 881**	**7.8%**
Cost of sales	-1 500	9	9	-90	-1 573	-6.1%
Gross profit	**2 090**	**-3**	**32**	**189**	**2 309**	**9.1%**
Distribution expenses	-384	-12	-2	-44	-442	-11.3%
Sales & marketing expenses	-541	2	2	24	-513	4.4%
Administrative expenses	-304	-2	-2	57	-251	18.7%
Other operating income/expenses	33	-3	5	56	90	166.4%
Normalized profit from operations (normalized EBIT)	894	-18	35	281	1 193	31.9%
Non recurring items above EBIT	-10				339	
Net financing costs	-134				-145	
Share of results of associates	0				1	
Income tax expense	-149				-186	
Profit	**601**				**1 202**	
attributable to equity holders of InBev	371				900	
attributable to minority interests	230				302	
Normalized EBITDA	**1 175**	**-17**	**32**	**278**	**1 467**	**23.9%**

Note: Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items. The impact of non-recurring items in 4Q07 was +339 million euro on EBIT and +341 million euro on EBITDA, while it was -10 million euro on EBIT and +51 million euro on EBITDA in 4Q06.

Revenue – Consolidated revenue for the 4Q07 of 3 881 million euro was 7.8% (279 million euro) higher, yoy. This was the result of volume growth, as well as a rise in consolidated net revenue per Hl of 2.1%.

Cost of Sales (CoS) – Consolidated CoS in 4Q07 was 1 573 million euro, 6.1% (90 million euro) above last year. The resulting change in consolidated CoS per Hl, an increase of 0.4%, was in line with expectations, and helped the company to achieve a consolidated cost of sales per Hl well under average inflation, in spite of some input cost pressures.

Operating Expenses – Operating expenses of 1 116 million euro were 7.7% (92 million euro) lower than last year.

Distribution expenses grew 44 million euro (11.3%) yoy, on the back of volume gains and some higher transport costs. Group sales and marketing expenses were 24 million euro (4.4%) lower, mainly explained by savings in non-working commercial expenses, especially in Western Europe, and the shift of commercial costs to A-B for our European imports in the US. Administrative expenses decreased by 57 million euro (18.7%) organically, as good overhead control was sustained, bonus accruals were lower than last year, and some project related costs made in 4Q06 did not recur.

Other operating income/expenses improved by +56 million euro in the fourth quarter. This change is largely attributable to increased fiscal incentives in Latin American North, gains on sales of assets in Europe, and royalty payments related to our import agreement with Anheuser-Busch.

EBITDA – Normalized EBITDA of 1 467 million euro for the 4Q07 is an organic increase of 23.9% (up 278 million euro), yoy.

- North America had an EBITDA of 163 million euro (+4.6% / up 7 million euro) as the benefit of top line growth fell to the bottom line
- Latin America North EBITDA of 799 million euro (+30.6% / up 175 million euro) was generated by a strong volume performance and sound control of expenses, as well as increased fiscal incentives mentioned above
- Latin America South generated EBITDA of 142 million euro (+32.7% / up 39 million euro) through higher volumes and revenue and careful management of fixed expenses
- Western Europe delivered 206 million euro (-0.2% / unchanged) of EBITDA by tightly managing costs while facing lower revenue.
- Central & Eastern Europe EBITDA was 100 million euro (+210.6% / up 69 million euro), due to a combination of good volume and revenue growth, lower administrative expenses, and a less challenging comparable figure in 4Q06. The 4Q06 figure was impacted by some one-time or first time expenses, as well as a change in intercompany charges, which are neutral for consolidated EBIT.

Excluding these impacts and an asset sale gain in 4Q07, EBITDA margins would have been up by 477 basis points, year-on-year

- Asia Pacific EBITDA was 51 million euro (-7.1% / down 4 million euro), as revenue growth was more than offset by the combination of higher cost of sales, and increased commercial expenses
- Global Export & Holding Companies EBITDA was 6 million euro (down 7 million euro), as the 4Q06 figure was materially improved by a change in intercompany charges from CEE, which is neutral for consolidated EBIT

Consolidated EBITDA margin for 4Q07 was 37.8% (4Q06: 32.7%). Margin expansion reached 510 basis points, of which 482 basis points were organic. The positive currency translation impact was 32 million euro for the fourth quarter 2007 (4Q06: negative impact of 15 million euro).

Non-recurring items – Non-recurring items for 4Q07 resulted in a net non-recurring gain to profit from operations of 339 million euro. This gain is mainly due to the sale of Belgian and Dutch real estate assets, which resulted in a gain before taxes of 357 million euro.

Profit – Normalized profit attributable to equity holders of InBev amounted to 581 million euro (normalized EPS 0.95 euro) for 4Q07, an absolute increase of 34.6% yoy. Reported profit attributable to equity holders of InBev for the same period was 900 million euro, and included the following:

- *Net financing costs*: 145 million euro; 11 million higher than 4Q06; largely explained by higher interest expense following the higher mix of Brazilian real interest-bearing liabilities in InBev's 4Q07 average net debt in comparison to the mix in 4Q06.
- *Income tax expense:* 186 million euro with an effective tax rate of 13.4% (versus 19.9% in 2006). The decrease in the 2007 effective tax rate is explained by the fact that the company continues to benefit at AmBev level from the impact of interest on equity payments, by tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006. In addition the effective tax rate was positively impacted by the low taxed capital gains on the sale of real estate to Cofinimmo, and by the recognition of a deferred tax asset on a US tax loss carry forward. Excluding the impact of this non-recurring capital gain, other non-recurring items and the recognition of the deferred tax asset in the US, the effective tax rate of the company would have been 18.3%.
- *Profit attributable to minority interests:* 302 million euro (230 million euro in 4Q06). The increase in profit attributable to minority interest of 72 million euro is mainly triggered by increased profit at AmBev level, partly offset by a decrease of the minority stake following the execution of the AmBev share buy back programs

FULL YEAR BALANCE SHEET

InBev's net financial debt decreased to 5 093 million euro as of December 2007, from 5 563 million euro as of December 2006. Apart from operating results net of capital expenditures, the net financial debt was impacted by the acquisition of Lakeport, Cintra and the Brazilian distributors (190 million euro); the InBev (600 million euro) and AmBev (1 129 million euro) share buy-back programs; and dividend payments (769 million euro), partly offset by the sale of real estate to Cofinimmo in Belgium and the

Netherlands (379 million euro), by the sale of Dinkelacker (22 million euro) and by the impact of changes in foreign exchange rates (107 million euro).

As a result of share buy-back programs in 2007, InBev acquired 10.3 million InBev shares for an amount of 600 million euro, and AmBev acquired 25.6 million AmBev shares for an amount of 1 129 million euro.

FULL YEAR CASHFLOW

Cash flow from operating activities increased from 3 287 million euro in 2006 to 4 064 million euro in 2007, or 23.6%. This improvement was the result of higher profit and better working capital management. Consistent with its commitment to long term value creation, InBev is stepping up efforts to further improve cash flow management.

The evolution of the cash used in investment activities from (3 481) million euro in 2006 to (2 358) million euro in 2007 is mainly explained by higher acquisitions in prior year (Fujian Brewery and Beverage Associates Corp.'s remaining shares in Quinsa), partly offset by higher purchases of minority interest through the AmBev share buy-back programs in 2007. InBev continues to free up capital invested in non-core assets, and the company made several disposals that positively impacted the cash flow from investing activities, including the sale of the participation in Immobrew to Cofinimmo.

InBev spent 1 440 million euro in 2007 (2006: 1 218 million euro) on acquiring capital assets. In 2007, out of the total capital expenditures, approximately 67% was used to improve our production facilities, while 22% was used for logistics and commercial investments. Approximately 11% was used for improving administrative capabilities and purchase of hardware and software.

Further details on InBev's cash flows can be found in Annex 3.

OUTLOOK

InBev remains committed to deliver EBITDA margin expansion through a combination of top line growth and continued disciplined cost management.

Top line growth will remain our priority, as evidenced by the fact that we are linking an even more significant part of our variable compensation program to improved market share performance. To support this, we will continue to provide the right brands with sufficient resources and further roll-out our proven sales execution programs.

It should be noted, however, that we benefited from strong growth in the first half of 2007, which will lead to challenging comparables for the first half of 2008, especially in the first quarter with respect to both volume and EBITDA performance.

Operating efficiency also remains high on the agenda, and we will maintain our cost of sales per Hl growth in line with the 4% weighted average country inflation to which we are exposed. We will also continue to leverage our Zero Based Budgeting (ZBB) disciplines to ensure that fixed overhead cost increases stay below inflation.

As a result of our growing cash flow generation and a more pro-active attitude in managing capital structure, the company is continuing with its share buy back programs while adopting a more progressive dividend payment, in which the current 33% maximum payout is removed. These capital structure decisions will not restrict us from pursuing any value creating transaction should the opportunity arise.

In summary we recognize that in 2008 there will be greater challenges to overcome than there have been over the past three years. However, we are confident that great people, united by one ownership culture, working towards a shared dream, will continue to deliver top line growth, EBITDA margin expansion and value creation.

Recent events

On 12 February 2008, InBev announced the results of AmBev's tender offer for Quinsa shares. AmBev has accepted for purchase the 3 136 001 Class A and 8 239 536 Class B shares (including 7 236 336 Class B shares held as ADSs) of Quinsa, representing 57% of the outstanding Class A shares and 94% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, that were validly tendered and not validly withdrawn. As a result, AmBev's voting interest in Quinsa is 99.56% and its economic interest is 99.26%.

On 28 February 2008, InBev's board of directors announces that it has proposed a series of measures designed to significantly enhance the company's capital structure. These proposed actions are consistent with and reinforce InBev's commitment to value creation, as a result of the company's margin expansion and strong cash flow generation. InBev's board proposes to pay a dividend of 2.44 euro per share, subject to shareholder approval. The current dividend policy allows for the payment of, on average, between 25% and 33% of the previous fiscal year's net profit. Going forward, the board will implement a more progressive dividend approach in which the 33% maximum payout is removed. In addition, the share buy-back program for up to 300 million euro of InBev shares, announced on 21 January 2008, has been concluded, with a total amount of 207 million euro purchased. InBev has initiated a new buy-back program of InBev shares for an amount up to 500 million euro, for a period of 12 months.

In January 2008 InBev reached an agreement with its partner in InBev Shiliang (Zhejiang) Brewery to increase InBev's stake in this business to 100% and assume full control after the approval of the relevant authorities. This important step will enable InBev to strengthen its position in the Zhejiang province in China

The statutory auditor, KPMG Bedrijfsrevisoren – Réviseurs d'Entreprises, represented by Jos Briers, has issued an unqualified audit opinion on the consolidated financial statements and has confirmed that the accounting data included in this annual announcement do not include any apparent inconsistencies with the consolidated financial statements..

Annexes

InBev website: http://www.InBev.com/media/3_2_0_pressreleases.cfm

- Full Year 2007 (FY07) segment information
- Fourth Quarter 2007 (4Q07) segment information
- Cash Flow – Key Figures
- Reconciliation between Brazilian GAAP and IFRS figures for Latin America (FY07)

Full Year 2007 Agenda
February 28th, 2008

Press conference
10.30 a.m. CET
Will be held at InBev's global headquarters: Brouwerijplein 1, Leuven

Conference call FY07 results for investors
2.00 p.m. CET / 1.00 p.m. BST / 8.00 a.m. EST - full registration details are available at www.InBev.com.

The 2007 Financial Report, as well as the English version of the 2007 Annual Report, are available as of today at www.InBev.com. The French and Dutch versions of the Annual Report 2007 will be posted online on 28 March at www.InBev.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons. InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

Annex 1 FY07 segment information

InBev Worldwide	**FY06**	**Scope**	**Currency translation**	**Organic growth**	**FY07**	**Organic growth**
Total volumes	246 529	11 306	0	12 777	270 611	5.2%
Revenue	**13 308**	**262**	**-90**	**950**	**14 430**	**7.2%**
Cost of sales	-5 477	-114	53	-397	-5 936	-7.3%
Gross profit	**7 831**	**148**	**-38**	**553**	**8 494**	**7.1%**
Distribution expenses	-1 551	-44	17	-136	-1 713	-8.8%
Sales & marketing expenses	-2 115	-48	16	12	-2 134	0.6%
Administrative expenses	-1 075	-20	4	102	-990	9.5%
Other operating income/expenses	133	5	5	119	263	83.0%
Normalized EBIT	3 223	42	5	650	3 920	20.4%
Normalized EBITDA	**4 239**	**68**	**-9**	**694**	**4 992**	**16.5%**
Normalized EBITDA margin	31.9%				34.6%	274 bp

North America	**FY06**	**Scope**	**Currency translation**	**Organic growth**	**FY07**	**Organic growth**
Total volumes	14 342	-1 710	0	-60	12 572	-0.5%
Revenue	**1 831**	**-205**	**-63**	**1**	**1 564**	**0.1%**
Cost of sales	-680	161	23	5	-491	1.1%
Gross profit	**1 150**	**-43**	**-40**	**7**	**1 074**	**0.6%**
Distribution expenses	-270	-25	9	10	-275	3.8%
Sales & marketing expenses	-311	86	9	9	-206	4.2%
Administrative expenses	-104	14	3	3	-83	3.8%
Other operating income/expenses	-6	3	0	6	3	167.2%
Normalized EBIT	459	35	-18	36	512	7.3%
Normalized EBITDA	**551**	**35**	**-22**	**32**	**597**	**5.6%**
Normalized EBITDA margin	30.1%				38.2%	173 bp

Latin America - North	**FY06**	**Scope**	**Currency translation**	**Organic growth**	**FY07**	**Organic growth**
Total volumes	94 586	931	0	5 361	100 877	5.7%
Revenue	**4 268**	**24**	**98**	**514**	**4 904**	**12.0%**
Cost of sales	-1 491	-14	-26	-134	-1 664	-9.0%
Gross profit	**2 778**	**9**	**71**	**380**	**3 239**	**13.7%**
Distribution expenses	-500	-8	-7	-36	-551	-7.1%
Sales & marketing expenses	-440	-5	-7	-38	-491	-8.7%
Administrative expenses	-273	-8	-4	28	-256	10.2%
Other operating income/expenses	61	0	3	57	121	94.5%
Normalized EBIT	1 625	-11	57	391	2 062	24.1%
Normalized EBITDA	**1 872**	**-4**	**60**	**390**	**2 318**	**20.9%**
Normalized EBITDA margin	43.9%				47.3%	344 bp

Latin America - South	**FY06**	**Scope**	**Currency translation**	**Organic growth**	**FY07**	**Organic growth**
Total volumes	22 566	5 833	0	2 125	30 524	9.7%
Revenue	**733**	**188**	**-68**	**150**	**1 003**	**21.0%**
Cost of sales	-313	-84	31	-58	-425	-19.2%
Gross profit	**420**	**104**	**-37**	**92**	**578**	**22.4%**
Distribution expenses	-56	-15	6	-18	-82	-33.1%
Sales & marketing expenses	-89	-26	8	-11	-118	-12.2%
Administrative expenses	-51	-10	3	14	-44	27.2%
Other operating income/expenses	-9	-2	1	-1	-11	-14.2%
Normalized EBIT	215	51	-19	75	323	36.6%
Normalized EBITDA	**280**	**70**	**-25**	**79**	**405**	**29.1%**
Normalized EBITDA margin	38.2%				40.3%	244 bp

Annex 1 FY07 segment information (continued)

Western Europe	FY06	Scope	Currency translation	Organic growth	FY07	Organic growth
Total volumes	39 147	-1 218	0	-1 861	36 068	-4.9%
Revenue	**3 646**	**-65**	**-3**	**-123**	**3 455**	**-3.4%**
Cost of sales	-1 619	31	2	-30	-1 616	-1.9%
Gross profit	**2 026**	**-34**	**-1**	**-153**	**1 839**	**-7.7%**
Distribution expenses	-416	6	0	6	-403	1.6%
Sales & marketing expenses	-720	-3	0	55	-668	7.6%
Administrative expenses	-263	2	-1	27	-235	10.2%
Other operating income/expenses	-108	6	0	31	-70	31.7%
Normalized EBIT	520	-23	0	-34	462	-6.8%
Normalized EBITDA	**834**	**-31**	**-1**	**-31**	**771**	**-3.9%**
Normalized EBITDA margin	22.9%				22.3%	-9 bp

Central & Eastern Europe	FY06	Scope	Currency translation	Organic growth	FY07	Organic growth
Total volumes	43 201	0	0	5 936	49 137	13.7%
Revenue	**1 820**	**0**	**-32**	**411**	**2 198**	**22.6%**
Cost of sales	-840	0	18	-190	-1 013	-22.6%
Gross profit	**979**	**0**	**-15**	**221**	**1 186**	**22.6%**
Distribution expenses	-242	0	5	-56	-292	-23.0%
Sales & marketing expenses	-312	0	4	-84	-392	-26.9%
Administrative expenses	-140	0	1	7	-131	5.3%
Other operating income/expenses	-80	0	2	10	-69	12.2%
Normalized EBIT	206	0	-3	99	302	48.2%
Normalized EBITDA	**398**	**0**	**-6**	**128**	**520**	**32.3%**
Normalized EBITDA margin	21.8%				23.6%	173 bp

Asia Pacific	FY06	Scope	Currency translation	Organic growth	FY07	Organic growth
Total volumes	30 924	4 375	0	1 081	36 380	3.6%
Revenue	**912**	**53**	**-41**	**70**	**994**	**8.1%**
Cost of sales	-467	-17	19	-29	-495	-6.8%
Gross profit	**445**	**36**	**-22**	**41**	**499**	**9.3%**
Distribution expenses	-66	0	3	-5	-68	-8.1%
Sales & marketing expenses	-174	-25	9	-16	-207	-9.2%
Administrative expenses	-54	-7	2	-2	-61	-4.5%
Other operating income/expenses	-1	-2	0	3	0	88.7%
Normalized EBIT	150	2	-8	20	163	14.2%
Normalized EBITDA	**241**	**8**	**-12**	**27**	**263**	**11.9%**
Normalized EBITDA margin	26.4%				26.5%	88 bp

Global Export & Holding Companies	FY06	Scope	Currency translation	Organic growth	FY07	Organic growth
Total volumes	1 763	3 095	0	195	5 054	4.0%
Revenue	**99**	**266**	**20**	**-73**	**312**	**-20.0%**
Cost of sales	-67	-191	-14	38	-233	14.8%
Gross profit	**32**	**76**	**7**	**-35**	**80**	**-32.4%**
Distribution expenses	-1	-2	0	-38	-41	-
Sales & marketing expenses	-68	-75	-7	97	-52	68.2%
Administrative expenses	-191	-12	-1	25	-179	12.2%
Other operating income/expenses	276	1	-2	14	289	5.1%
Normalized EBIT	49	-12	-3	63	96	173.6%
Normalized EBITDA	**63**	**-11**	**-3**	**69**	**118**	**129.6%**

Annex 2 4Q07 segment information

InBev Worldwide	**4Q06**	**Scope**	**Currency translation**	**Organic growth**	**4Q07**	**Organic growth**
Total volumes	68 514	-33	0	3 844	72 325	5.7%
Revenue	**3 590**	**-12**	**24**	**279**	**3 881**	**7.8%**
Cost of sales	-1 500	9	9	-90	-1 573	-6.1%
Gross profit	**2 090**	**-3**	**32**	**189**	**2 309**	**9.1%**
Distribution expenses	-384	-12	-2	-44	-442	-11.3%
Sales & marketing expenses	-541	2	2	24	-513	4.4%
Administrative expenses	-304	-2	-2	57	-251	18.7%
Other operating income/expenses	33	-3	5	56	90	166.4%
Normalized EBIT	894	-18	35	281	1 193	31.9%
Normalized EBITDA	**1 175**	**-17**	**32**	**278**	**1 467**	**23.9%**
Normalized EBITDA margin	32.7%				37.8%	482 bp

North America	**4Q06**	**Scope**	**Currency translation**	**Organic growth**	**4Q07**	**Organic growth**
Total volumes	3 627	-510	0	42	3 159	1.4%
Revenue	**452**	**-65**	**2**	**6**	**395**	**1.6%**
Cost of sales	-173	42	1	8	-122	6.9%
Gross profit	**279**	**-23**	**3**	**14**	**273**	**5.8%**
Distribution expenses	-59	-8	-1	0	-68	-0.7%
Sales & marketing expenses	-59	15	0	1	-43	2.4%
Administrative expenses	-27	9	0	-5	-23	-28.7%
Other operating income/expenses	0	1	0	-1	0	-302.2%
Normalized EBIT	134	-6	2	9	139	7.3%
Normalized EBITDA	**160**	**-5**	**2**	**7**	**163**	**4.6%**
Normalized EBITDA margin	35.4%				41.4%	108 bp

Latin America - North	**4Q06**	**Scope**	**Currency translation**	**Organic growth**	**4Q07**	**Organic growth**
Total volumes	28 351	369	0	2 624	31 344	9.3%
Revenue	**1 260**	**9**	**96**	**185**	**1 549**	**14.7%**
Cost of sales	-443	-5	-29	-24	-501	-5.5%
Gross profit	**817**	**4**	**66**	**161**	**1 049**	**19.7%**
Distribution expenses	-132	-5	-9	-14	-159	-10.0%
Sales & marketing expenses	-127	-2	-9	-5	-142	-3.6%
Administrative expenses	-65	-3	-4	10	-63	15.4%
Other operating income/expenses	16	0	3	27	45	169.1%
Normalized EBIT	508	-5	48	180	730	35.6%
Normalized EBITDA	**575**	**-3**	**52**	**175**	**799**	**30.6%**
Normalized EBITDA margin	45.6%				51.6%	627 bp

Latin America - South	**4Q06**	**Scope**	**Currency translation**	**Organic growth**	**4Q07**	**Organic growth**
Total volumes	9 172	-247	0	907	9 832	10.2%
Revenue	**297**	**-12**	**-36**	**73**	**322**	**25.1%**
Cost of sales	-121	5	16	-28	-128	-23.9%
Gross profit	**176**	**-7**	**-20**	**45**	**194**	**25.9%**
Distribution expenses	-24	1	3	-7	-26	-30.2%
Sales & marketing expenses	-29	1	4	-5	-30	-17.2%
Administrative expenses	-21	0	1	9	-11	40.6%
Other operating income/expenses	-5	0	1	-1	-5	-20.0%
Normalized EBIT	97	-5	-11	40	121	43.2%
Normalized EBITDA	**122**	**-5**	**-14**	**39**	**142**	**32.7%**
Normalized EBITDA margin	41.1%				44.1%	244 bp

Annex 2 4Q07 segment information (continued)

Western Europe	4Q06	Scope	Currency translation	Organic growth	4Q07	Organic growth
Total volumes	9 878	-426	0	-557	8 895	-5.9%
Revenue	**933**	**-18**	**-15**	**-50**	**850**	**-5.4%**
Cost of sales	-435	12	10	14	-399	3.2%
Gross profit	**499**	**-6**	**-5**	**-36**	**451**	**-7.4%**
Distribution expenses	-95	-2	1	4	-91	4.1%
Sales & marketing expenses	-175	2	2	26	-144	15.2%
Administrative expenses	-70	0	0	13	-57	18.5%
Other operating income/expenses	-19	-4	1	-1	-22	-3.1%
Normalized EBIT	139	-9	0	7	137	4.9%
Normalized EBITDA	**219**	**-12**	**-1**	**0**	**206**	**-0.2%**
Normalized EBITDA margin	23.5%				24.3%	128 bp

Central & Eastern Europe	4Q06	Scope	Currency translation	Organic growth	4Q07	Organic growth
Total volumes	9 703	0	0	942	10 645	9.7%
Revenue	**402**	**0**	**-15**	**90**	**478**	**22.5%**
Cost of sales	-195	0	8	-68	-255	-35.0%
Gross profit	**207**	**0**	**-7**	**22**	**222**	**10.6%**
Distribution expenses	-59	0	2	-11	-67	-18.4%
Sales & marketing expenses	-81	0	2	-12	-90	-14.4%
Administrative expenses	-43	0	1	9	-32	22.2%
Other operating income/expenses	-45	0	1	50	6	110.9%
Normalized EBIT	-21	0	0	59	38	286.8%
Normalized EBITDA	**33**	**0**	**-1**	**69**	**100**	**210.6%**
Normalized EBITDA margin	8.1%				20.9%	1245 bp

Asia Pacific	4Q06	Scope	Currency translation	Organic growth	4Q07	Organic growth
Total volumes	7 371	-228	0	-17	7 126	-0.2%
Revenue	**223**	**-13**	**-16**	**14**	**208**	**6.5%**
Cost of sales	-117	11	8	-8	-107	-7.6%
Gross profit	**105**	**-2**	**-8**	**5**	**100**	**5.3%**
Distribution expenses	-15	0	1	-1	-15	-10.3%
Sales & marketing expenses	-41	-1	3	-8	-47	-20.2%
Administrative expenses	-15	0	1	-1	-14	-3.6%
Other operating income/expenses	2	-1	0	2	2	190.4%
Normalized EBIT	37	-4	-3	-3	27	-10.1%
Normalized EBITDA	**63**	**-4**	**-5**	**-4**	**51**	**-7.1%**
Normalized EBITDA margin	28.5%				24.4%	-343 bp

Global Export & Holding Companies	4Q06	Scope	Currency translation	Organic growth	4Q07	Organic growth
Total volumes	411	1 008	0	-96	1 324	-6.8%
Revenue	**23**	**87**	**8**	**-39**	**80**	**-35.3%**
Cost of sales	-16	-56	-5	17	-60	23.7%
Gross profit	**7**	**31**	**3**	**-22**	**19**	**-57.2%**
Distribution expenses	0	0	0	-15	-15	-
Sales & marketing expenses	-28	-12	-2	26	-17	63.8%
Administrative expenses	-62	-8	-1	21	-51	29.3%
Other operating income/expenses	84	0	-1	-20	63	-24.1%
Normalized EBIT	0	11	-1	-10	0	-90.5%
Normalized EBITDA	**2**	**12**	**-1**	**-7**	**6**	**-51.5%**

Annex 3 Cash Flows – Key Figures

Million euro	2007	2006
Operating activities		
Profit	3 048	2 126
Non cash items included in profit	2 135	2 279
Cash flow from operating activities before changes in working capital and provisions	**5 183**	**4 405**
Change in working capital	270	131
Use of provisions	(363)	(440)
Interest and taxes (paid)/received	(1 026)	(809)
Cash flow from operating activities	**4 064**	**3 287**
Investing activities		
Net capex	(1 440)	(1 218)
Acquisition of subsidiaries, net of cash acquired, and purchase of minority interests	(1 342)	(2 271)
Other	424	8
Cash flow from investing activities	**(2 358)**	**(3 481)**
Financing activities		
Dividends paid	(769)	(617)
Purchase of treasury shares	(600)	(59)
Other	399	884
Cash flow from financing activities	**(970)**	**208**
Net increase/(decrease) in cash and cash equivalents	**736**	**14**

Annex 4

Reconciliation between Brazilian GAAP and IFRS figures for Latin America FY07

EBIT Latin America under Brazilian GAAP (Brazil + HILA, as published in the YTD Segment financial information of AmBev's Q4 press release) In million BRL	**5 913**
In million euro	**2 218**
Reclassifications	
- Profit sharing (bonus plan) presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(20)
- Other operating income/expense, presented below EBIT in Brazilian GAAP, above EBIT in IFRS	(74)
	2 124
Adjustments	
- Goodwill amortization in Brazilian GAAP, not in IFRS	263
- Other depreciation adjustments (fair value base, InBev rates, commercial intangibles, ...)	9
- Deferred charges (start up costs capitalized under Brazilian GAAP, expensed in IFRS)	(9)
- Indirect tax incentives (through equity in Brazilian GAAP, in income statement in IFRS)	7
- Pension cost recognition and share based payment expense (IFRS 2 and IAS 19 treatment)	(7)
- Other	(2)
EBIT Latin America under IFRS (as published in the FY07 Segment information of Latin America North and Latin America South in annex 1 of this press release)	**2 385**

Press Release

Brussels, 28 February 2008 - 1/1

RECEIVED
2008 MAR -4 A 8:21

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev takes important steps to enhance capital structure

InBev S.A.'s (Euronext: INB) Board of Directors announces that it has proposed a series of measures designed to significantly enhance the company's capital structure. These proposed actions are consistent with and reinforce InBev's commitment to value creation, as a result of the company's margin expansion and strong cash flow generation. These capital structure decisions will not restrict us from pursuing any value creating transaction should the opportunity arise.

The current dividend policy allows for the payment of, on average, between 25% and 33% of the previous fiscal year's net profit. Going forward, the Board is implementing a more progressive dividend approach in which the 33% maximum payout is removed. InBev's Board, accordingly proposes to pay a dividend of 2.44 Euro per share, subject to shareholder approval.

In addition, the share buy-back program for up to 300 million Euro of InBev shares, announced on 21 January 2008, has been concluded, with a total amount of 207 million Euro purchased. Today, InBev has announced a new buy-back program of InBev shares for an amount of up to 500 million Euro, for a period of 12 months.

"*Since its creation in 2004, the company has demonstrated consistent progress in organic profit growth, and more recently has steadily improved management of cash flow. The proposed actions improve InBev's capital structure while establishing a sustainable platform to return cash to shareholders*", said Felipe Dutra, InBev's CFO.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multi-country brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com"

Contact information

Marianne Amssoms
Vice President External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

END